Exhibit 4.4

SECOND AMENDMENT TO RIGHTS AGREEMENT

This Second Amendment to Rights Agreement is dated as of December 23, 2002 between Labor Ready, Inc., a Washington corporation (the “Company”) and Computershare Trust Company, Inc. (the “Rights Agent”).

WHEREAS, reference is made to the Rights Agreement dated as of January 6, 1998 (the “Rights Plan”), between the Company and TranSecurities International, Inc. and the First Amendment to Rights Plan and Confirmation of Appointment as Successor Rights Agent dated as of June 13, 2002, between the Company and the Rights Agent;

WHEREAS the Board of Directors of the Company and the Rights Agent have determined to amend the Rights Agreement;

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the undersigned agree as follows:

1.  Pursuant to Section 27 thereof, Section 1 of the Rights Plan is hereby amended to add a new third paragraph to the definition of “Acquiring Person” as follows:

“FMR Corp. (“FMR”) and its Affiliates and Associates, including any accounts for which FMR and its Affiliates and Associates have investment management or advisory responsibilities (including, but not limited to, the Fidelity Investments mutual funds) will not be deemed to be an Acquiring Person, but only so long as (A) FMR is the Beneficial Owner of less than seventeen percent (17%) of the shares of Common Stock then outstanding and (B) FMR reports or is required to report such ownership on Schedule 13G under the Exchange Act or on Schedule 13D under the Exchange Act (or ay comparable or successor report) which Schedule 13D does not state any present intention to hold such shares of Common Stock with the purpose or effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect; provided, however, that (1) if FMR becomes the Beneficial Owner of seventeen percent (17%) or more (but less than eighteen percent (18%)), of the shares of Common Stock then outstanding and, within ten (10) Business Days of being requested by the Company to advise it regarding the same, FMR certifies to the Company that FMR acquired such shares of Common Stock in excess of seventeen percent (17%) inadvertently or (2) if FMR becomes the Beneficial Owner of seventeen percent (17%) or more of the shares of Common Stock then outstanding as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by FMR to seventeen percent (17%) or more of the shares of Common Stock then outstanding and, under either of the circumstances specified in clause (1) or (2), FMR thereafter does not acquire additional shares of Common Stock while the Beneficial Owner of seventeen percent (17%) or more of the shares of Common

Stock then outstanding, then FMR will not be deemed to be an Acquiring Person so long as the conditions set forth in clause (B) of this paragraph continue to be satisfied.”

2.  Except as expressly amended hereby, the Rights Plan shall remain in full force and effect as by its terms set forth.

DATED as of this 23rd day of December, 2002.

LABOR READY, INC.		COMPUTERSHARE TRUST COMPANY, INC.

By:	/s/ Timothy J. Adams	By:	/s/ K. Gwinn
	Timothy J.Adams	Its:	Vice President
Its:	Executive Vice President and
General Counsel

		By:	/s/ Ian Yewer
		Its:	President